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                                                                      EXHIBIT 20

[FORTUNE BRANDS LOGO]


                          [FORTUNE BRANDS LETTERHEAD]



              FORTUNE BRANDS DELIVERS RECORD FIRST QUARTER RESULTS

     -    DILUTED EPS GROWS TO 56 CENTS, BEFORE ONE-TIME ITEMS
     -    COMPANY TARGETING SOLID DOUBLE-DIGIT EPS GROWTH FOR FULL YEAR

Lincolnshire, IL, April 18, 2002 - Fortune Brands, Inc. (NYSE: FO), a leading consumer brands company, today reported record results for the first quarter of 2002. Diluted earnings per share grew to 56 cents before one-time items, up 44% from 39 cents in the first quarter a year ago. Excluding a previously announced 8-cents-per-share benefit from the new goodwill accounting standards, diluted EPS increased 23%. Including $2.2 million in after-tax restructuring and nonrecurring charges related to the ongoing repositioning of the office products business, net income was $84 million, or 55 cents per diluted share.

Solid underlying growth in sales and operating profit fueled the company's performance. On a comparable basis - excluding the divestiture of the UK private-label Scotch business, excise taxes and adverse foreign exchange - sales grew 4% and operating profit rose 8%. Robust growth in kitchen and bath cabinets
- plus strong sales for the Moen, Titleist and premium spirits and wine brands - underpinned the first quarter results. The company further benefited from its high-return strategic alliance with the maker of ABSOLUT vodka, cost reductions related to its repositioning of the office products business and lower interest expense.

Financial highlights include:

     -  Reported sales flat at $1.27 billion (+4% on a comparable basis)
     -  Operating profit +4% to $167.9 million (+8% comparable)
     -  Diluted EPS before one-time items +44% to 56 cents
     -  Return on equity up to more than 20%

"Fortune Brands delivered strong results in the first quarter and once again extended our track record of solid performance," said Fortune Brands Chairman & Chief Executive Officer Norm Wesley. "Our excellent first quarter results reflect the success of our disciplined strategy: investing in our brands to drive internal growth, strategically positioning our businesses for stronger growth and higher returns, transforming operations to improve performance, and using our financial strength to drive shareholder


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FORTUNE BRANDS DELIVERS RECORD FIRST QUARTER RESULTS, PAGE 2

value even higher. As a result, we're creating growth with new products, successful consumer marketing and high-impact strategic initiatives like our Jim Beam-ABSOLUT partnership. We'll add to that momentum with our high-return Omega cabinets acquisition, the upcoming Thomasville cabinets program at The Home Depot, and our repositioning in office products."

      SOLID DOUBLE-DIGIT EPS GROWTH OUTLOOK FOR SECOND QUARTER & FULL YEAR

"These successes give us confidence that Fortune Brands this year can achieve our long-term goal of double-digit growth in EPS, even before the previously disclosed 31-cents-per-share benefit from the new FAS 142 goodwill accounting standards."

Wall Street securities analysts' currently estimate that the company will earn between 78 and 83 cents per diluted share for the second quarter and between $3.04 and $3.11 per diluted share for the full year 2002.

"Benefiting from the Omega cabinets acquisition, our target for second quarter performance is at the top of the range of analysts' current estimates. Our target for full-year performance is within the range of analysts' current estimates," Wesley said.

The company also announced that it has bought back 1.2 million shares to date in 2002.

                                      * * *

Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5 billion. Its operating companies have premier brands and leading market positions in home and hardware products, spirits and wine, golf equipment and office products. Home and hardware brands include Moen faucets, Aristokraft, Schrock and Omega cabinets, Master locks and Waterloo tool storage sold by units of MasterBrand Industries, Inc. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, The Dalmore single malt Scotch, Vox vodka and Geyser Peak and Canyon Road wines. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

To receive company news releases by e-mail, please visit www.fortunebrands.com.

                                      * * *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the


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FORTUNE BRANDS DELIVERS RECORD FIRST QUARTER RESULTS, PAGE 3

home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, challenges in the integration of acquisitions and joint ventures, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                              Three Months Ended March 31,
                                             2002           2001      % Change

Net Sales*                                 $1,270.7       $1,271.6       (0.1)

    Cost of goods sold                        697.5          688.5        1.3

    Excise taxes on spirits and wine           74.7           83.2      (10.2)

    Advertising, selling, general
         and administrative expenses*         342.7          349.1       (1.8)

    Amortization of intangibles                 3.3           15.7      (79.0)

    Restructuring and other
          nonrecurring charges                  3.2            -          -

    Interest expense                           16.8           31.8      (47.2)

    Other (income) expense, net**              (6.1)          (0.2)       -

Income (Loss) Before Taxes                    138.6          103.5       33.9

    Income taxes                               50.7           40.5       25.2

    Minority interests                          3.9            1.5        -

Net Income (Loss)                              84.0           61.5       36.6

Earnings Per Common Share

    Basic

    Income from operations                      0.58           0.40      45.0

    Restructuring and other
         nonrecurring charges                  (0.01)          -          -

    Net Income (loss)                           0.57           0.40      42.5

    Diluted

    Income from operations                      0.56           0.39      43.6

    Restructuring and other
         nonrecurring charges                  (0.01)          -          -

    Net Income (loss)                           0.55           0.39      41.0




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Avg. Common Shares Outstanding
    Basic                                     148.8          153.7       (3.2)
    Diluted                                   153.5          156.7       (2.0)

Actual Common Shares Outstanding              149.7          153.4       (2.4)
    Basic                                     154.0          156.8       (1.8)
    Diluted

*Prior periods restated to reflect the January 1, 2002 required adoption of EITF issue No. 00-14 relating to the accounting for certain sales incentives and No. 00-25 relating to the accounting for consideration from a vendor. This reclassification does not result in a change in the Company's earnings or earnings per common share.

 **Prior periods restated to exclude minority interests now classified separately.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)

SEGMENT DATA
                                              Three Months Ended
                                                   March 31,

                                         2002         2001      % Change
Net Sales*

Home Products                         $   520.6    $   461.6    12.8

Spirits and Wine                          234.7        277.5   (15.4)/(0.6) ***

Golf Products                             266.0        254.2     4.6

Office Products                           249.4        278.3   (10.4)

Total                                 $ 1,270.7    $ 1,271.6    (0.1) / 3.3 ***

Operating Profit**

Home Products                         $    70.3    $    61.5    14.3

Spirits and Wine                           58.4         58.8    (0.7) / 6.9 ***

Golf Products                              31.5         33.5    (6.0)

Office Products                             7.7          7.3     5.5

Total                                 $   167.9    $   161.1     4.2 / 7.0 ***


* Prior periods restated to reflect the January 1, 2002 required adoption of EITF issue No. 00-14 relating to the accounting for certain sales incentives and No. 00-25 relating to the accounting for consideration from a vendor. This reclassification did not result in a change in the Company's operating profit, earnings, or earnings per common share.



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** Operating profit (previously referred to as operating company contribution), is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expense, interest expense, other (income) expense, net, income taxes and minority interests.

*** Adjusted percentages for prior year sales and operating profit reflect divestiture of the U.K. - based Scotch Whisky business in Q4, 2001. The three months' adjusted percentages for Spirits and Wine would be a 0.6% net sales decrease and a 6.9% operating profit increase. For the consolidated Company, adjusted net sales increased to 3.3% and operating profit increased 7.0% for the three months.

INCOME FROM OPERATIONS BEFORE NET GAINS & CHARGES

The following sets forth income from operations before net gains & charges, which in 2002, represents income before the $3.2 million ($2.2 million after tax) restructuring and other nonrecurring charges taken in the three-month period ended March 31, 2002.

                                             Three Months Ended March 31,
                                          2002           2001        % Change
                                        (In millions, except per share amounts)

Income from Operations Before Net
  Gains & Charges                         $  86.2        $  61.5          40.2
Earnings Per Common Share
Basic                                     $  0.58        $  0.40          45.0
Diluted                                      0.56           0.39          43.6



RESTRUCTURING AND OTHER NONRECURRING CHARGES

The Company recorded pre-tax restructuring and nonrecurring charges of $3.2 million ($2.2 million after tax) in the three-month period ended March 31, 2002. The charges principally relate to rationalization of operations in the office segment.

                                          Three Months Ended
                                             March 31, 2002
                                  (In millions, except per share amounts)

                                            Nonrecurring
                             Restructuring  Cost of Sales     SG & A      Total
                                               Charges       Charges

Office Products                  $ 1.8          $ 0.7         $ 0.7       $ 3.2
Total                            $ 1.8          $ 0.7         $ 0.7       $ 3.2

Income Tax Benefit                                                        $ 1.0
Net Charge                                                                $ 2.2

Charge Per Common Share

Basic                                                                     $ 0.01
Diluted                                                                   $ 0.01




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                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                                  March 31,       March 31,
                                                    2002            2001
                                                       (Unaudited)
Assets

   Current assets
      Cash and cash equivalents                   $    91.8       $    47.0
      Accounts receivable, net                        893.5           906.1
      Inventories                                     796.4         1,086.3
      Other current assets                            194.2           203.0

         Total current assets                       1,975.9         2,242.4

   Property, plant and equipment, net               1,145.9         1,196.8
   Intangibles resulting from
     business acquisitions, net                     1,785.9         1,976.2
   Other assets                                       373.2           317.3

         Total assets                             $ 5,280.9       $ 5,732.7

Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                             $    57.9       $   879.4
      Current portion of long-term debt                 1.2            12.4
      Other current liabilities                     1,119.4         1,120.8

         Total current liabilities                  1,178.5         2,012.6

   Long-term debt                                     950.0         1,151.6
   Other long-term liabilities*                       580.9           422.0
   Minority interests                                 398.4            15.9

         Total liabilities                          3,107.8         3,602.1

   Stockholders' equity                             2,173.1         2,130.6

         Total liabilities and
           stockholders' equity                   $ 5,280.9       $ 5,732.7

*Prior period restated to exclude minority interests now classified separately.